maxis.

04045843

...s Berhad
Aras 18, Menara ...
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel :(603) 2330 7000
Fax :(603) 2330 0008

22 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 September 2004 to 15 October 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 September 2004 to 15 October 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	17 September 2004 22 September 2004 24 September 2004 28 September 2004 01 October 2004 06 October 2004 12 October 2004 14 October 2004	BMSB Listing Requirements	A
2. Change in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	23 September 2004 13 October 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	B
3. General Announcement	21 September 2004 30 September 2004 13 October 2004	BMSB Listing Requirements	C

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26975 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **17/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 190,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 21 September 2004.

082-34780

LISTING'S CIRCULAR NO. L/Q : 27023 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **22/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 78,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 24 September 2004.

 082-34780

LISTING'S CIRCULAR NO. L/Q : 27072 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 534,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 28 September 2004.

LISTING'S CIRCULAR NO. L/Q : 27110 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **28/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 276,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 30 September 2004.

Listing Circular

082-34780

LISTING'S CIRCULAR NO. L/Q : 27175 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/10/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 463,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 5 October 2004.

LISTING'S CIRCULAR NO. L/Q : 27233 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **06/10/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 139,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 8 October 2004.

Listing Circular 082-34780

LISTING'S CIRCULAR NO. L/Q : 27311 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **12/10/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 100,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 14 October 2004.

Listing Circular

082-34780

LISTING'S CIRCULAR NO. L/Q : 27359 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/10/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 460,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 18 October 2004.

APPENDIX B

Exemption File No.
082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **KK-040923-8FBDC**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/09/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Y.A.M. Dato' Seri Syed Anwar Jamalullail (please also see remarks)**
Address	:	**Lot 75, Sri Cemerlang, Jalan 16/9, 46350 Petaling Jaya, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**15/09/2004**	**50,000**	**8.660**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**59,000**
Direct (%)	:	**0.0024**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**21/09/2004**
Remarks	:	

Y.A.M. Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 082-34780
Reference No MC-041011-45397

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/10/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares at RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**07/10/2004**	**100,000**	**4.360**

Description of other type of transaction	:	**The subscription for 100,000 ordinary shares is by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme ("the Subscription of Shares")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	
Consideration (if any)	:	

Total no of securities after change:

Direct (units)	:	**450,000**
Direct (%)	:	**0.0182**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**13/10/2004**
Remarks	:	

The total number of options held after the subscription is 2,865,578

APPENDIX C

Reference No **KK-040921-68245**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **21/09/2004**

Type : **Announcement**
Subject : **NOTIFICATION PURSUANT TO PARAGRAPH 14.09(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA MALAYSIA") (the "LR") OF DEALINGS DURING OPEN PERIOD**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 21 September 2004 pursuant to Paragraph 14.09(a) of the LR, from Y. A. M. Dato' Seri Syed Anwar Jamalullail*, an Independent Non-Executive Director of the Company, do hereby notify Bursa Malaysia of his dealing in the securities of the Company as set out below:-

i) Disposal of 50,000 ordinary shares of RM0.10 each, representing 0.002% of the issued share capital of Maxis at RM8.66 each on 15 September 2004.

The total number of shares held by Y. A. M. Dato' Seri Syed Anwar Jamalullail* after the disposal is 59,000 shares.

*Y. A. M. Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

This announcement is dated 21 September 2004.

General Announcement
Reference No MC-040827-59265
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/09/2004**

Type : **Announcement**
Subject : **Recurrent Related Party Transaction ("Recurrent Related Party Transaction") pursuant to Paragraph 10.09 of the Listing Requirements ("LR") of Bursa Malaysia Securities Berhad ("Bursa Securities")**

Contents :

1. Introduction

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce that it has on 30 September 2004 entered into the following related party transaction ("Transaction") with UTSB Management Sdn Bhd ("UTSBM"), a wholly- owned subsidiary of Usaha Tegas Sdn Bhd ("UTSB"):-

Consultancy Services Agreement between Maxis and UTSBM ("the Agreement") for the provision by UTSBM of consultancy, corporate finance and advisory services.

The Transaction constitutes a Recurrent Related Party Transaction ("Recurrent Related Party Transaction") pursuant to Paragraph 10.09 of the Listing Requirements ("LR") of Bursa Malaysia Securities Berhad ("Bursa Securities").

2. Related Party

UTSBM is a related party by virtue of being a person connected to UTSB, Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp") and PanOcean Management Limited ("PanOcean"), all of whom are major shareholders of Maxis.

3. Details of the Recurrent Related Party Transaction

The Recurrent Related Party Transaction is for the provision by UTSBM of services relating to corporate finance, treasury management, tax management and corporate support and of advice on company secretarial and non-telecommunications regulatory matters ("Corporate Services").

The value of the transaction is RM75 million, calculated at RM25 million per year, and payable in equal monthly installments over the tenure of the Agreement.

The Agreement is for a term of 3 years commencing from 1 October 2004 and expiring on 30 September 2007.

4. Directors' and Major Shareholders' Interests

Please refer to Appendix "1" attached.

5. Rationale

As disclosed in the Company's Prospectus dated 3 June 2002, Maxis had first entered into a consultancy and management services agreement with UTSBM in 1998 for the provision of consultancy, legal, corporate finance and advisory services. In view of the diverse activities and relationships of the UTSB Group, UTSBM is well positioned and has the capability to provide strategic top-level consultancy, management and advisory services.

Maxis and its subsidiaries ("the Maxis Group") have benefited from these arrangements with UTSBM, and the Directors believe that the Recurrent Related Party Transaction will enable the Maxis Group to continue to benefit from the special knowledge, skills and expertise provided by UTSBM.

6. Statement by the Board of Directors

The Board (save for Encik Augustus Ralph Marshall, Encik Tan Poh Ching and Encik Chan Chee Beng who have abstained from the Board deliberations and voting on the Recurrent Related Party Transaction) having taken into consideration all aspects of the Recurrent Related Party Transaction is of the opinion that it is in the best interest of the Maxis Group.

7. Financial Effects of the Recurrent Related Party Transaction

The Recurrent Related Party Transaction does not have any effect on the issued and paid-up capital of the Company or on the shareholdings of the substantial shareholders and it does not have any material effect on the earnings and net tangible assets of the Maxis Group.

8. Approvals Required

The Recurrent Related Party Transaction does not require the approval of the Company's shareholders or of any relevant authorities.

This announcement is dated 30 September 2004

082-34780

UTSBM.Appendix 1_1.pdf

4. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

4.1 The details of the interests of the Directors of Maxis and the nature of their relationships to the transacting parties in respect of the Transaction are set out below:-

	Directors	Nature of Relationship and details of the interests
1.	Augustus Ralph Marshall ("RM")	**Maxis** a) RM is a director of Maxis. b) RM has a direct equity interest over 500,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") representing 0.0203% of the share capital of Maxis held through a nominee. **UTSB** a) RM is a director of UTSBM and UTSB, a major shareholder of Maxis. He does not have any equity interest in UTSBM or UTSB.
2.	Tan Poh Ching ("TPC")	**Maxis** a) TPC is a director of Maxis. b) TPC has a direct equity interest over 500,000 Maxis Shares representing 0.0203% of the share capital of Maxis held through a nominee. **UTSB** a) TPC is a director of UTSB, a major shareholder of Maxis. He does not have any equity interest in UTSBM or UTSB.
3.	Chan Chee Beng ("CCB")	**Maxis** a) CCB is a director of Maxis and certain subsidiaries of Maxis. b) CCB has a direct equity interest over 500,000 Maxis Shares representing 0.0203% of the share capital of Maxis held personally. **UTSB** a) CCB is a director of UTSBM and UTSB, a major shareholder of Maxis. He does not have any equity interest in UTSBM or UTSB.
4.	Khoo Teng Bin ("KTB")	**Maxis** a) KTB was a director of Maxis within the 12 months preceding the date on which the terms of the Transaction were agreed upon. b) KTB has a direct equity interest over 500,000 Maxis Shares representing 0.0203% of the share capital of Maxis held personally. **UTSB** a) KTB is a director of UTSB, a major shareholder of Maxis. He does not have any equity interest in UTSBM or UTSB.

	Directors	Nature of Relationship and details of the interests
5.	James Edward Alexander Brodie ("JB")	**Maxis** a) JB was a director of certain subsidiaries of Maxis within the 12 months preceding the date on which the terms of the Transaction were agreed upon. **UTSB** a) JB is a director of a wholly-owned subsidiary of UTSB. UTSB is a major shareholder of Maxis. He does not have any equity interest in UTSBM or UTSB.

4.2 The details of the interests of the Major Shareholders of Maxis and the nature of their relationships to the transacting parties in respect of the Transaction are set out below:-

	Major Shareholders	Nature of Relationship and details of the interests
1.	Usaha Tegas Sdn Bhd ("UTSB") Pacific States Investment Limited ("PSIL"), Excorp Holding N.V. ("Excorp") PanOcean Management Limited ("PanOcean") Ananda Krishnan Tatparanandam ("TAK")	**Maxis** a) UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis with each having a deemed equity interest over 552,346,060 Maxis Shares representing 22.38% of the share capital of Maxis. b) PSIL is deemed to have an interest in all of the shares in Maxis in which UTSB has an interest, by virtue of PSIL being entitled to exercise 99.999% of the votes attached to the voting shares of UTSB. c) The shares in PSIL are held by Excorp which is in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean and TAK are deemed to have an interest in the shares in Maxis in which PSIL has an interest, they do not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust. d) TAK is a major shareholder of Maxis with a deemed equity interest over 779,456,803 Maxis Shares representing 31.58% of the share capital of Maxis by virtue of :- (i) his controlling interest in MAI Sdn Berhad, the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd; (ii) his controlling interest in MAI Holdings Sdn Bhd, the immediate holding company of Pacific Fortune Sdn Bhd which in turn has a direct equity interest of 100% each in Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively; and (iii) the deemed interest of PanOcean. See Note (1)(c) above. e) TAK is a director of PanOcean and Excorp, the major shareholders of Maxis.

	Major Shareholders	Nature of Relationship and details of the interests
		UTSB a) TAK is a director of UTSB, a major shareholder of Maxis. b) UTSB is deemed to have an interest in all of the shares in UTSBM in which UTSB has an interest, by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTSBM. Please see Note (1)(b)&(c) above for TAK's interest in UTSB. c) UTSBM is deemed a person connected to UTSB, PSIL, Excorp and PanOcean by virtue of these major shareholders being entitled to control the exercise of not less than 15% of the voting shares in UTSBM.
2.	Mohamad Shahrin Bin Merican ("MSM")	**Maxis** a) MSM is a major shareholder of Maxis having a deemed equity interest over 329,775,665 Maxis Shares representing 13.36% of the share capital of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest by virtue of his interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital of HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") ("HNSB Subsidiaries") have an interest by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, MSM and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects. b) MSM also has a direct equity interest over 130,000 Maxis Shares representing 0.005% of the share capital of Maxis held personally. **UTSB** a) MSM is a director of certain subsidiaries of UTSB. UTSB is a major shareholder of Maxis. He does not have any equity interest in UTSBM or UTSB.
3.	Hj Affendi Bin Tun Hj Mohd Fuad Stephens ("AF")	**Maxis** a) AF is a major shareholder of Maxis having a deemed equity interest over 329,775,665 Maxis Shares representing 13.36% of the share capital of Maxis in which HNSB has an interest by virtue of his interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital of HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which HNSB Subsidiaries have an interest

	Major Shareholders	Nature of Relationship and details of the interests
		by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, AF and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects. **<u>UTSB</u>** b) AF is a director of certain subsidiaries of UTSB. UTSB is a major shareholder of Maxis. He does not have any equity interest in UTSBM or UTSB.

Reference No **MC-041011-45222**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/10/2004**

Type : **Announcement**

Subject : **NOTIFICATION PURSUANT TO PARAGRAPH 14.09(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") OF DEALING IN THE SHARES OF THE COMPANY OUTSIDE CLOSED PERIOD**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 13 October 2004 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

The subscription for 100,000 ordinary shares of RM0.10 each (representing 0.0040% of the issued share capital) by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme at RM4.36 each on 7 October 2004 ("the Subscription of Shares").

Upon completion of the Subscription of Shares, the total number of shares and options held by Y. Bhg. Dato' Jamaludin bin Ibrahim are 450,000 and 2,865,578 respectively.

This announcement is dated 13 October 2004.

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 09 day of **September, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	190,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **119,000** shares	-	RM4.36	-
[c]	Amount paid on **71,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **119,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **71,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of September , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,468,815,000** shares of RM0.10 each and the paid-up capital is **RM246,881,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**13,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**75,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**80,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	
	TOTAL	190,000

Dated this 16 day of September , **2004**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 13 day of **September, 2004**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	78,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **46,000** shares	-	RM4.36	-
[c]	Amount paid on **32,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **46,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **32,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 21 day of **September, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,468,893,000** shares of RM0.10 each and the paid-up capital is **RM246,889,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**23,000**
(c)	the number of shares allotted to non-citizens	**-**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**2,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	35,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	78,000

Dated this 21 day of **September, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **15** day of **September**, **2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	534,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **345,000** shares	-	RM4.36	-
[c]	Amount paid on **1,000** shares	-	RM4.80	-
[c]	Amount paid on **188,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **345,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **188,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **September, 2004**

DATUK MEGAT ZAHARUDDIN MEGAT MOHD. NOR
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,469,427,000** shares of RM0.10 each and the paid-up capital is **RM246,942,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**35,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**94,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**365,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	40,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	534,000

Dated this 23 day of **September, 2004**

....
DATUK MEGAT ZAHARUDDIN MEGAT MOHD NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **September**, **2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	276,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **188,000** shares	-	RM4.36	-
[c]	Amount paid on **88,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **188,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **88,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **September, 2004**

CHAN CHEE BENG

Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,469,703,000** shares of RM0.10 each and the paid-up capital is **RM246,970,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**147,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**88,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	276,000

Dated this 27 day of **September, 2004**

....
CHAN CHEE BENG
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 23 day of **September**, **2004**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	230,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **132,000** shares	-	RM4.36	-
[c]	Amount paid on **98,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **132,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **98,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30 day of September , 2004

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,469,933,000** shares of RM0.10 each and the paid-up capital is **RM246,993,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**48,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**68,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**65,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	49,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	230,000

Dated this 30 day of September , 2004

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **September**, **2004**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	233,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **197,000** shares	-	RM4.36	-
[c]	Amount paid on **36,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **197,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **36,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 01 day of **October, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,470,166,000** shares of RM0.10 each and the paid-up capital is **RM247,016,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**14,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**25,000**
	(c)	the number of shares allotted to non-citizens	**40,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**105,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	49,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	233,000

Dated this 01 day of **October, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 30 day of **September**, **2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	139,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **47,000** shares	-	RM4.36	-
[c] Amount paid on **92,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **47,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **92,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 05 day of **October, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,470,305,000** shares of RM0.10 each and the paid-up capital is **RM247,030,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**42,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**22,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**32,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	43,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	139,000

Dated this 05 day of **October, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 04 day of **October**, **2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	100,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **51,000** shares	-	RM4.36	-
[c]	Amount paid on **49,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **51,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **49,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **11** day of **October, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,470,405,000** shares of RM0.10 each and the paid-up capital is **RM247,040,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**38,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**28,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	28,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	100,000

Dated this **11** day of **October, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **October, 2004**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	100,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **October, 2004**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,470,865,000** shares of RM0.10 each and the paid-up capital is **RM247,086,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**100,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	-
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	100,000

Dated this 13 day of **October, 2004**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

80FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 07 day of **October, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	360,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **296,000** shares	-	RM4.36	-
[c]	Amount paid on **64,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **296,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **64,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **October, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,470,765,000** shares of RM0.10 each and the paid-up capital is **RM247,076,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**56,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**256,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	30,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	360,000

Dated this 13 day of **October, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000